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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                 AMX Corporation
                                 ---------------
                                (Name of Issuer)


                      Common Stock $.01 par value per share
                      -------------------------------------
                         (Title of Class of Securities)


                                    001801109
                                    ---------
                                 (CUSIP Number)


                               Scott Dennis Miller
          11995 Forestgate Drive, Dallas, Texas  75243, (214) 644-3048
         --------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  July 15, 1996
                                  -------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No. 001801109

- -------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON - Scott Dennis Miller

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - ###-##-####

- -------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [    ]
                                                            (b)  [    ]

- -------------------------------------------------------------------------------
3.   SEC USE ONLY


- -------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     PF

- -------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                           [   ]

- -------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

- -------------------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
                                             1,308,000
NUMBER OF
SHARES                             8.   SHARED VOTING POWER
BENEFICIALLY                                      0
OWNED BY
REPORTING                          9.   SOLE DISPOSITIVE POWER
PERSON WITH                                  1,308,000

                                   10.  SHARED DISPOSITIVE POWER
                                                   0

- -------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     1,308,000

- -------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [    ]


- -------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.8%

- -------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN

- -------------------------------------------------------------------------------

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Item 1.   SECURITY AND ISSUER.

               The name of the issuer is AMX Corporation (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at 11995 Forestgate Drive, Dallas, Texas 75243. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

               (a) The person filing this schedule is Scott Dennis Miller (the "Reporting Person" or "Mr. Miller").

               (b) The business address for the Reporting Person is 11995 Forestgate Drive, Dallas, Texas 75243.

               (c) The present principal occupation of the Reporting Person is Chairman of the Board of the Issuer.

               (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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               (f)  The place of citizenship of the Reporting Person is the
          United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Miller purchased 200,000 shares of Common Stock for $5.875 per share for an aggregate purchase price of $1,175,000 paid in cash using personal funds and no part of the purchase price for the Common Stock came from borrowed funds.

Item 4.   PURPOSE OF TRANSACTION.

               The purpose of the purchase of the shares of Common Stock described herein was to acquire an investment in the Issuer with the ultimate objective of realizing a capital gain upon disposition of the investment. Mr. Miller currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.


               (a) As of July 15, 1996, Mr. Miller was the beneficial owner of 1,308,000 shares of Common Stock. The percentage ownership interest in the Common Stock for Mr. Miller is 16.8%.

               (b)  Number of shares as to which Mr. Miller has:

                    (i)  sole power to vote or to direct the vote:

                              1,308,000 shares

                    (ii) shared power to vote or to direct the vote:

                              0 shares



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                    (iii)     sole power to dispose or direct the disposition
of:

                              1,308,000 shares

                    (iv) shared power to dispose or direct the disposition of:

                              0 shares

               (c) On July 15, 1996, Mr. Miller acquired 200,000 shares of Common Stock for $5.875 per share for an aggregate purchase price of $1,175,000 cash. The foregoing transaction was effected in a transaction that was intended to comply with Rule 10b-18 promulgated under the Act.

               (d)  Not applicable.

               (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


               Pursuant to a Shareholders' Agreement dated as of March 30, 1995, as amended, the Reporting Person has the right to participate in any sales of Common Stock made by the other parties at the same per share price and on the same terms and conditions (other than sales of shares made pursuant to a registration statement or pursuant to Rule 144 or 701 promulgated under the Securities Act of 1933, as amended). This co-sale right terminates on the earlier of March 30, 2005 or when certain investors own less than 30% of the Common Stock originally acquired by them.



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               Except as described in the immediately preceding paragraph, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 1 Shareholders' Agreement, dated as of March 30, 1995, as amended, entered into by and among the Company, Scott D. Miller, and the other Shareholders named therein.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   [SIGNATURE OF SCOTT DENNIS MILLER
                                    APPEARS HERE]
Date:     July 22, 1996            ------------------------------------
                                        Scott Dennis Miller
                                        Chairman of the Board




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               Exhibit


EXHIBIT 1      Shareholders' Agreement, dated as of
               March 30, 1995, as amended, entered
               into by and among the Company,
               Scott D. Miller and the other
               Shareholders named therein